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TABLE OF CONTENTS

The information in this prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission and is effective. This prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Commission File No. 333-130829

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee

Common Stock, par value $.01 per share	17,250,000 Shares	$11.35	$195,787,500	$20,950

(1)
Calculated pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the common stock as reported on the New York Stock Exchange on June 14, 2006.

Subject to Completion, Dated June 15, 2006

Prospectus Supplement
(To Prospectus Dated January 3, 2006)

15,000,000 Shares

Spirit Finance Corporation

Common Stock
$    .    per share

        We are selling 15,000,000 shares of our common stock. We have granted the underwriters an option to purchase up to 2,250,000 additional shares of common stock to cover over-allotments.

        Our common stock is listed on the New York Stock Exchange under the symbol "SFC". The last reported sale price of our common stock on the NYSE on June 13, 2006, was $11.35 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page S-9 of this prospectus supplement.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$
Proceeds to us (before expenses)	$	$

        The underwriters expect to deliver the shares of common stock to purchasers on or about                        , 2006.

Citigroup

Banc of America Securities LLC
Wachovia Securities
Credit Suisse
Goldman, Sachs & Co.
Robert W. Baird & Co.	Raymond James

                        , 2006

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the related prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the related prospectus is accurate as of any date other than the respective dates of the prospectus supplement and the related prospectus, as applicable.

ABOUT THIS PROSPECTUS SUPPLEMENT

        This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the related prospectus, gives more general information, some of which may not apply to this offering.

        If the description of the offering varies between this prospectus supplement and the related prospectus, you should rely on the information contained in this supplement.

i

SUMMARY

        The following summary is qualified by, and should be read in conjunction with, the more detailed information appearing elsewhere in and incorporated by reference into this prospectus supplement and the related prospectus. The following summary contains basic information about the offering. In this prospectus supplement, the terms "we", "us" and "our" refer to Spirit Finance Corporation and our consolidated subsidiaries.

The Company

        Spirit Finance Corporation is a self-managed and self-advised real estate investment trust, or REIT. We were formed primarily to acquire single tenant, operationally essential real estate to be leased on a long-term, triple-net basis to retail, distribution and service-oriented companies. Single tenant, operationally essential real estate consists of properties that are free-standing real estate facilities that contain our customers' retail, distribution or service activities that are vital to the generation of their sales and profits. We target real estate of established companies in various industries located throughout the United States.

        We primarily engage in sale-leaseback transactions with our customers where we purchase real estate assets and lease the property back to our customer on a long-term, triple-net basis. A triple-net lease generally requires the tenant to pay all operating and maintenance costs, insurance premiums and real estate taxes for the property. In addition to providing sale-leaseback financing, we may also selectively originate and acquire long-term commercial mortgage loans that are integral to our strategy of providing a complete solution of financing products to our customers. We may also make a limited amount of unsecured corporate loans or provide construction or equipment financing to customers.

Our Portfolio

Portfolio at March 31, 2006

        As of March 31, 2006, our investment portfolio of real estate and loans totaled $1.6 billion and represented 719 owned or financed properties geographically diversified across 41 states. Only one state, Texas (16%), accounted for 10% or more of the total investment amount of our real estate and loan portfolio. Of our total investment portfolio as of March 31, 2006, approximately $1.6 billion, or 96%, represented the gross cost of real estate and related lease intangibles that we own and $70 million, or 4%, represented mortgage, equipment and other loans receivable. Our properties are leased or financed to 109 customers operating in various industries. Our three largest property types at March 31, 2006 were restaurants (30%), specialty retailer properties (13%) and movie theaters (13%). In addition, we had real estate investments in various other industries at March 31, 2006, including educational facilities, automotive dealers, parts and service facilities, recreational facilities, industrial properties, supermarkets, convenience stores/car washes and distribution facilities. In May 2006, we completed the purchase of over $800 million of retail properties owned by ShopKo Stores, Inc., which has substantially altered the composition of our portfolio. The acquisition of these properties is discussed in greater detail below.

        Our customers are generally established companies. As of March 31, 2006, the 10 largest customers as a percentage of our total investment portfolio were: Carmike Cinemas, Inc. (NASDAQ: CKEC) (5%); Casual Male Retail Group, Inc. (NASDAQ: CMRG) (4%); Dickinson Theatres, Inc. (3%); CarMax, Inc. (NYSE: KMX) (3%); United Supermarkets, Ltd. (3%); Main Event Entertainment, LP, the operator of Main Event family entertainment centers (3%); PamCo, Inc., a petroleum distribution, convenience store and car wash operator (3%); CBH2O, LP, the operator of Camelback Ski Area and Camelbeach Waterpark (3%); University of Phoenix (NASDAQ: APOL) (3%); and Gander Mountain Company (NASDAQ: GMTN) (3%). These customers accounted for 34% of our total investment portfolio at March 31, 2006, with no individual credit exposure greater than 5% of the total investment portfolio. At March 31, 2006, essentially all of our properties were occupied and the monthly lease and loan payments were current.

        Our real estate properties are leased to customers under long-term operating leases that typically include one or more renewal options. The weighted average remaining non-cancelable lease term at March 31, 2006 was approximately 14 years. The leases are generally triple-net, which provides that the lessee is responsible for the payment of all property operating expenses, including insurance, real estate taxes and repairs and maintenance; therefore, we are generally not responsible for repairs or required to make other significant capital expenditures on the properties.

Acquisition of ShopKo Stores, Inc.

        On May 31, 2006, we completed the acquisition of 178 real estate properties for $815.3 million, excluding transaction expenses, from SKO Group Holding Corp. In accordance with the terms of the stock purchase agreement dated May 9, 2006, the real estate assets were acquired by purchasing 100% of the outstanding common stock of ShopKo Stores, Inc. and include 112 ShopKo properties and 66 Pamida properties. ShopKo is a retailer of quality goods and services with 135 ShopKo stores and three ShopKo Express Rx stores, a new and convenient neighborhood drugstore concept, located in 13 Midwest, Mountain, and Pacific Northwest states, providing quality name-brand merchandise, pharmacy, and optical services in mid-sized to larger cities. Pamida is a general merchandise retailer with 216 Pamida stores, of which 116 contain pharmacies, which bring value and convenience close to home in small, rural communities in 16 Midwest, North Central, and Rocky Mountain states. The operations of ShopKo and Pamida remain with ShopKo Stores Operating Co., LLC and Pamida Stores Operating Co., LLC, wholly owned subsidiaries of SKO Group Holding Corp.

        We entered into triple-net, master lease agreements with ShopKo Stores Operating Co., LLC for 20 years and Pamida Stores Operating Co., LLC for 15 years, which companies will continue to manage the existing operations of the retail locations and all related corporate functions. The initial lease rate for each master lease is 9.1% and is subject to increases every three years based on changes in the Consumer Price Index with a maximum increase of 6% every three years. Each of ShopKo and Pamida may extend the respective master leases with respect to any or all of the properties covered by the master lease for two additional ten-year periods. The acquisition was partially funded with $611.5 million in long-term mortgage notes jointly financed through Citigroup Global Markets Realty Corp. and Barclays Capital Real Estate Inc. The long-term debt is secured by the real estate assets acquired and accrues interest at a fixed rate of 6.5875%. The long-term debt requires monthly payments of principal and interest based on a 30-year amortization schedule and matures in 2016. The remainder of the purchase price was funded with existing cash and borrowings available under our secured credit facilities.

        If the ShopKo acquisition had been completed on March 31, 2006 with an assumed total investment amount, including estimated transaction expenses, of $822.2 million, our investment portfolio of real estate and loans would have totaled $2.5 billion and represented 897 properties geographically diversified in 42 states. Only two states, Wisconsin (13%) and Texas (11%), would have accounted for 10% or more of the total investment amount of our real estate and loan portfolio at March 31, 2006. Our three largest property types at March 31, 2006 would have been general and discount retailer properties (33%), restaurants (20%) and specialty retailer properties (9%). The ten largest customers as a percentage of our total investment amount of our portfolio at March 31, 2006 would have been: ShopKo Stores Operating Co., LLC (30%); Pamida Stores Operating Co., LLC (4%); Carmike Cinemas, Inc. (NASDAQ: CKEC) (3%); Casual Male Retail Group, Inc. (NASDAQ: CMRG) (2%); Dickinson Theatres, Inc. (2%); CarMax, Inc. (NYSE: KMX) (2%); United Supermarkets, Ltd. (2%); Main Event Entertainment, LP, the operator of Main Event family entertainment centers (2%); PamCo, Inc., a petroleum distribution, convenience store and car wash operator (2%); and CBH2O, LP, the operator of Camelback Ski Area and Camelbeach Waterpark (2%).

Other Recent Acquisition

        On February 1, 2006, we acquired a headquarters building and primary distribution center of Casual Male Retail Group, Inc. (NASDAQ: "CMRG") for approximately $57.1 million and leased the properties back to Casual Male for a 20-year term. Casual Male is the largest specialty retailer of big and tall men's apparel with retail operations throughout the United States, Canada and London, England. Casual Male operates 487 Casual Male XL and Casual Male Big & Tall Stores, 13 Casual Male at Sears Canada stores, 23 Rochester Big & Tall stores and a direct-to-consumer business, which includes a catalog business and two e-commerce sites.

Competitive Advantages

        We believe that we have the following competitive advantages:

  •
  Experienced Management: Our senior management team has over 100 years of combined experience in the real estate investment and finance business. Our senior management team has an extensive track record in the origination and management of single tenant real estate assets, having invested over $8.5 billion in this asset type since 1980. Our senior management team also has extensive industry and financial institution relationships that provide us with a substantial ability to source and selectively choose real estate investment opportunities.

  •
  Flexibility: We offer our customers lease terms that provide operating flexibility and the potential for lease modifications. This operating flexibility might include the ability to substitute real estate locations in the event a business is sold or a tenant determines that a location is no longer strategic.

  •
  We Add Value to Our Customers. We believe we add value to our customers because of our financial expertise, knowledge of, and access to, numerous capital markets, industry knowledge and ability to design our financial products to meet the specific needs of each of our customers. We view ourselves as a provider of efficient real estate finance solutions designed to create shareholder value for our customers through optimizing real estate capitalization. We also provide our clients with the convenience of having a "one-stop shop" for real estate financing needs, by offering sale-leaseback transactions and mortgage loans, and, where appropriate, unsecured corporate loans and construction and equipment financing.

  •
  Access to Numerous Sources of Capital: We believe that there are limited providers of long-term real estate capital for businesses operating multiple locations and having capital requirements in excess of $25 million per transaction. We have the ability to access numerous sources of capital which enhances our ability to originate and complete transactions of all sizes, including our master trust conduit, debt financing from third party sponsored mortgage conduits or trusts, the issuance of trust preferred shares, lines of credit secured by real estate, real estate joint ventures, mezzanine financing and other long-term financing mechanisms. By maintaining a flexible balance sheet that permits a variety of funding sources, we are able to select financing alternatives that minimize our cost of capital and allows us to provide larger amounts of capital to our customers which makes us more competitive.

  •
  Tax Efficient Structures for Existing Owners of Real Estate: As a long-term investor in real estate with a flexible capital structure, we possess the ability to acquire real estate in ways that can increase the after-tax sales proceeds our customers receive. For example, we have acquired real estate through the acquisition of the stock of companies owning substantial amounts of real estate carrying a low tax basis, which avoided the taxable gain that would have resulted if the companies had sold their real estate assets directly. As a long-term investor and a REIT, we are able to use this structure because REITs generally do not pay tax on the built-in gain on the sale of properties that have been held for at least ten years from the date of a stock acquisition. In addition, as a REIT, we generally do not have to pay federal corporate income tax on our REIT taxable income to the extent distributed to our stockholders. This allows us to accept lower yields on our investments than entities paying corporate income taxes while still maintaining the same level of returns to our investors.

Business and Investment Strategy

        General.    Our business strategy is to build value for our stockholders through growth in our real estate investment portfolio. We seek to enhance our performance and financial position by controlling expenses through economies of scale and through outsourcing selective company operations to businesses located in the United States to improve our efficiency. Our investment strategy is designed to take advantage of current market conditions and adjust to changes in market conditions over time by providing our customers with specifically tailored real estate financing solutions such as sale-leaseback transactions, mortgage loans, unsecured corporate loans, construction financing and equipment financing. We continue to diversify our portfolio as we acquire additional properties.

        Transaction Sourcing.    Currently, a majority of our real estate investment transactions are sourced through the efforts of our senior management team and internal sales staff. Transactions are also sourced from time to time through brokers and referrals from other industry participants. We also continually evaluate new methods to source transactions in order to remain competitive. some of the methods we have considered and may pursue include the following:

          Private Equity Funds/Institutional Investors:    We have partnered, and may partner in the future, with private equity funds or other large institutional investors to allow us to acquire the real estate of targeted operating companies.

          Spin-Off Transactions:    We may attempt to acquire the real estate of operating companies through a spin-off and merger transaction.

          Joint Ventures:    We may enter into joint ventures with other investors that have investment objectives similar to ours. These investors may include pension funds, insurance companies, other REITs or other institutions that invest in real estate. Our objective in these joint ventures would be to diversify our investment risk and obtain an additional source of capital to fund larger transactions.

          Up-REIT/Down-REIT Transactions:    We may decide to form an operating partnership, or Up-REIT, in the future. We could also form a transaction-specific partnership, or Down-REIT. We believe the formation of an Up-REIT or Down-REIT could enhance our ability to compete in the market for the acquisition of operationally essential real estate by offering our customers an additional option for the financing of their real estate on a tax-deferred basis.

        Match Funding of Real Estate Investments with Efficient Sources of Real Estate Financing.    We seek to lock in long-term equity returns by match funding our real estate investments with the best available and most efficient sources of long-term real estate financing. We attempt to accomplish this by using either our own master funding financing structure or third party long-term real estate financing conduits. Our goal is to use long-term financing methods that both make our cost of capital competitive and our lease solutions flexible for our customers.

        Additional Income Opportunities.    We may pursue activities which will generate additional income for us. These activities might include property development, property management and the acquisition of properties for the purpose of resale for a profit. We anticipate that the activities generating this income will be conducted through a taxable REIT subsidiary or as permitted under the REIT provisions of the Internal Revenue Code.

Financing Capacity

        As of March 31, 2006, we had a maximum aggregate borrowing capacity of $500 million under two separate revolving secured credit facilities with affiliates of Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC, underwriters for this offering, subject to the pledge of qualifying assets. Each facility is structured as a master loan repurchase arrangement and our borrowings under the facilities are secured by mortgages on specific properties we own or acquire in the future and pledge as collateral under the facilities. As of March 31, 2006, we had no outstanding borrowings under these facilities.

        In March 2006, two of our special purpose subsidiaries issued $301.8 million of Net-Lease Mortgage Notes, Series 2006-1. These notes are the second issuance under our master funding structure that was created in 2005. The 2006-1 notes are fully amortizing and bear interest at an annual fixed rate of 5.76%. The 2006-1 notes mature in 2021. In July 2005, we issued $441.3 million of Net-Lease Mortgage Notes, Series 2005-1. The 2005-1 notes have two classes. The Class A-1 notes have an aggregate initial principal balance of $183.0 million, amortize monthly and accrue interest at an annual rate of 5.05%. The Class A-2 notes have an initial aggregate principal balance of $258.3 million, have monthly payments of interest only and accrue interest at an annual rate of 5.37%. The 2005-1 and 2006-1 notes are collectively secured by real estate assets representing 578 commercial properties and include commercial real estate properties, loans secured by equipment used in the operation of some of the properties and first lien, commercial mortgage loans. The indenture governing the notes permits the substitution of additional commercial mortgage loans or properties as well as the issuance of additional series of notes secured by the same collateral pool from time to time, subject to conditions. We expect that our ability to add properties to the collateral pool and issue additional series of notes will continue to diversify the collateral pool and lead to increasingly efficient borrowings in the future. As of March 31, 2006 the aggregate principal outstanding on all of our Net-Lease Mortgage Notes was $737.9 million.

        Our total debt outstanding at March 31, 2006, including our Net-Lease Mortgage Notes described above and mortgage notes and other notes payable, was approximately $1.0 billion. Subsequent to March 31, 2006, in connection with the acquisition of real estate assets of ShopKo Stores, Inc., we incurred an additional $611.5 million in secured mortgage notes and $106.6 million in additional borrowings on our secured credit facilities. As of June 12, 2006, we had approximately $111.4 million in aggregate outstanding borrowings on our secured credit facilities.

Potential Investment Pipeline

        As of June 12, 2006, we had identified for review potential real estate investments of approximately $3.1 billion. These investments under review represent individual transactions ranging from approximately $0.3 million to $600 million in size and represent potential investments in various industries including restaurants (24%), distribution facilities (20%), convenience stores/car washes (12%), recreational facilities (10%), supermarkets (8%), discount retailers (7%), department stores (5%), automotive parts and service facilities (5%), light manufacturing (4%), specialty retailers (1%), drug stores (1%), and others (3%). We originated these potential transactions from several different sources including direct origination by our internal sales staff (66%), referrals from financial institutions and other market participants (28%) and real estate brokers (6%). We consider investments under review when we have signed a confidentiality agreement, we have exchanged financial information and/or we or our advisors are in current and active negotiations. Investments under review are subject to significant change and after further due diligence we may decide not to pursue any or all of these transactions.

Other Information

        Our principal executive office is located at 14631 N. Scottsdale Road, Suite 200, Scottsdale, Arizona 85254. Our telephone number is (480) 606-0820. Our website address is www.spiritfinance.com. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus or any other document we file with or furnish to the SEC.

The Offering

The Company	Spirit Finance Corporation, a Maryland corporation.
Common Stock Offered by Us	15,000,000 Shares.
Common Stock to be Outstanding After the Offering	96,845,316 Shares(1).
Listing	Our common stock is listed for trading on the NYSE under the symbol "SFC".
Use of Proceeds
We estimate our net proceeds from this offering to be approximately $161.2 million after deducting the underwriters' discount and estimated offering expenses payable by us assuming no exercise of the underwriters' over-allotment option and a public offering price of $11.35 per share, which was the last reported sale price of our common stock on June 13, 2006. A $1.00 increase (decrease) in the assumed public offering price of $11.35 per share would increase (decrease) the net proceeds to us from this offering by approximately $14.3 million, assuming the number of shares offered by us shown on the cover page of this prospectus supplement remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We will use the net proceeds of this offering to reduce amounts outstanding under our secured credit facilities with affiliates of Credit Suisse and Citigroup, underwriters for this offering. We will also use a portion of the net proceeds to acquire additional properties.
Risk Factors	See the section entitled "Risk Factors" in this prospectus supplement for a discussion of important factors you should consider carefully in deciding whether to invest in our common stock.

(1)
Based on 81,845,316 shares outstanding on June 12, 2006. Excludes 2,250,000 shares issuable upon exercise of the underwriters' over-allotment option, and, as of June 12, 2006, 1,269,000 shares underlying options to purchase common stock granted under our 2003 Stock Option and Incentive Plan and awards related to 2,038,296 shares available for issuance under the plan.

Summary Financial Information

        The following table presents summary consolidated financial and operating data for Spirit Finance Corporation for the three months ended March 31, 2006, the years ended December 31, 2005 and 2004 and for the period from inception (August 14, 2003) to December 31, 2003 (dollars in thousands, except per share data) derived from audited financial statements for 2003, 2004 and 2005 and unaudited financial statements for the three months ended March 31, 2006. You should read this information, together with the information in the section entitled "Capitalization", our historical financial statements and related notes contained in the annual and quarterly reports we file with the SEC and our pro forma financial statements as of and for the three months ended March 31, 2006, and for the year ended December 31, 2005 included in the Form 8-K/A filed on June 12, 2006, which are hereby incorporated by reference into this prospectus supplement and the related prospectus.

	Three Months Ended March 31, 2006(1)	Years Ended December 31		Date of Inception (August 14, 2003) to December 31, 2003(2)
		2005(1)	2004(1)
Operations Data:
Total revenues	$34,423	$84,140	$24,899	$286

Expenses:
General and administrative	4,282	12,807	7,123	1,405
Depreciation and amortization	8,226	19,900	4,405	4
Interest	13,697	25,809	4,954	35

Total expenses	26,205	58,516	16,482	1,444

Income (loss) from continuing operations	8,218	25,624	8,417	(1,158)
Total discontinued operations	(83)	2,195	555	—

Net Income (loss)	$8,135	$27,819	$8,972	$(1,158)

Income (loss) per common share:
Basic:
Continuing operations	$0.11	$0.38	$0.22	$(0.22)
Discontinued operations	—	0.03	0.02	—

Net income	$0.11	$0.41	$0.24	$(0.22)

Diluted:
Continuing operations	$0.11	$0.38	$0.22	$(0.22)
Discontinued operations	—	0.03	0.02	—

Net income	$0.11	$0.41	$0.24	$(0.22)

Weighted average outstanding common shares:
Basic:	76,413,164	67,240,350	37,522,747	5,160,524
Diluted	76,742,960	67,462,750	37,688,074	5,160,524
Cash dividends declared per common share(3)	$0.21	$0.78	$0.44	$—
Balance Sheet Data:
Gross real estate investments including related lease intangibles	$1,632,783	$1,487,460	$667,927	$78,297
Total assets	1,780,432	1,513,425	782,227	277,875
Total debt obligations	1,006,522	894,784	178,854	—
Stockholders' equity(4)	743,801	592,793	587,703	276,902
Other Data:
Number of real estate investments owned or financed	719	684	374	71

(1)
The gains and losses and all operations of individual properties sold during 2004 and 2005 and for the three months ended March 31, 2006 have been reclassified to discontinued operations in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." As a result of this reporting requirement, each time a property is sold, previously reported "income from continuing operations" will be restated to reclassify the operations of such property into discontinued operations.

(2)
Operations for this period related primarily to organization and start-up activities prior to the closing of our December 2003 private offering.

(3)
All dividend record dates in 2004 were prior to our initial public offering; accordingly, dividends for 2004 were not paid on shares purchased after December 10, 2004.

(4)
In February 2006, we completed a public offering of 13.8 million additional shares of common stock which raised aggregate proceeds of $153.6 million, after deducting the underwriters' discounts and offering expenses.

RISK FACTORS

        Before you invest in our common stock, in addition to the other information in this prospectus supplement and the related prospectus, you should carefully consider the risk factors below, as the same may be updated from time to time by our future filings under the Securities Exchange Act of 1934 and incorporated by reference in this prospectus supplement and the related prospectus.

Risks Related to Our Business

        We rely on key personnel with long-standing business relationships, the loss of whom could materially impair our ability to operate successfully.

        Our future success depends, to a significant extent, on the continued services of Morton H. Fleischer, our Chairman of the Board, and Christopher H. Volk, our President and Chief Executive Officer. In particular, the extent and nature of the relationships that these individuals have developed with financial institutions and existing and prospective customers is critically important to the success of our business. Although we have employment agreements with Mr. Fleischer and Mr. Volk, these agreements cannot guarantee that Mr. Fleischer and Mr. Volk will remain employed by us. The loss of services of one or more members of our corporate management team could harm our business and our prospects.

        A substantial amount of our investment portfolio consists of properties operated by two customers affiliated with each other, which may result in increased risk due to tenant and industry concentrations.

        As of March 31, 2006, our investment portfolio totaled $1.6 billion. On May 31, 2006, we acquired an additional $815.3 million, excluding transaction expenses, of real estate assets operated by ShopKo Stores Operating Co., LLC and Pamida Stores Operating Co., LLC, general and discount retailers operating under the "ShopKo" and "Pamida" names. These properties include 112 ShopKo properties and 66 Pamida properties leased under master leases to ShopKo Stores and Pamida Stores, respectively. A default by either of these tenants will significantly and adversely affect our results of operations and the amounts available to pay distributions. Due to this tenant concentration, our performance will be closely tied to the performance of our tenants operating the ShopKo and Pamida stores and the retail industry in which they operate until we acquire a substantial amount of additional properties.

        ShopKo Stores operates as a multi-department store retailer under the "ShopKo" name primarily in mid-size and larger communities in the Midwest, Pacific Northwest and Western Mountain states. Pamida Stores operates as a general merchandise retailer under the "Pamida" name in smaller and more rural communities in the Midwest, North Central and Rocky Mountain states. ShopKo and Pamida stores are subject to the following risks, as well as other risks that we currently do not know, that could adversely affect their ability to pay rent to us:

  •
  The retail industry in which ShopKo and Pamida operate is highly competitive, which could limit growth opportunities and reduce profitability for ShopKo and Pamida. ShopKo and Pamida compete with other discount retail merchants as well as mass merchants, catalog merchants, internet retailers and other general merchandise, apparel and household merchandise retailers. Competition has increased recently with large national discount retailers, such as Wal-Mart, Kmart and Target;

  •
  ShopKo and Pamida stores are geographically located in a limited region, particularly the Midwest, Western Mountain and Pacific Northwest regions. Adverse economic conditions in these regions may materially adversely affect ShopKo and Pamida's results of operations and retail sales;

  •
  Fluctuations in quarterly performance and seasonality in retail operations may cause ShopKo and Pamida's results of operations to vary considerably from quarter to quarter and could adversely affect cash flows;

  •
  The failure to upgrade the existing ShopKo and Pamida stores or to carry out current remodeling plans in a cost-effective manner could have a material adverse affect on ShopKo and Pamida's results of operations, financial condition, anticipated sales and profitability;

  •
  ShopKo and Pamida stores are dependent on the efficient functioning of their distribution networks. Problems that cause delays or interruptions in the distribution networks could have a material adverse impact on the results of their operations; and

  •
  ShopKo and Pamida stores depend on attracting and retaining quality employees. Many employees are entry level or part-time employees with historically high rates of turnover.

        Our investments are currently concentrated in a relatively small number of customers and industries, which may result in increased risk due to industry, tenant or geographical concentrations.

        As of March 31, 2006, our investment portfolio totaled $1.6 billion, representing 719 properties operated by 109 customers in various industries. Subsequent to March 31, 2006, we acquired $815.3 million, excluding transaction expenses, of real estate assets operated by two tenants in the general and discount retailer industry that are affiliated with each other. Due to our lack of diversity, our performance may be closely tied to the performance of each of our customers and the industry in which it operates. This increases the chance that a default by any single customer will significantly and adversely affect our results of operations and the amounts available to pay distributions.

        If we are unable to diversify our portfolio, we may also be affected by changing conditions in the industries in which our customers operate. Our exposure to this risk is further increased because as of March 31, 2006, approximately 30% of our total real estate investments were concentrated in the restaurant industry, 13% in the specialty retail industry and 13% in the movie theater industry. There are several factors that affect the retail industry, including the seasonality of retail sales, consumer credit availability and the level of household income. Some of the factors that affect the restaurant industry include the demand for convenience, the levels of household incomes and the costs of restaurant labor. Some of the factors that affect the movie theater industry include the quality, quantity and availability of motion pictures, the number and quality of competing theater locations and the popularity and affordability of other forms of entertainment such as home videos, cable television services, concerts or professional sporting events. Changes in these factors could adversely affect the financial performance of our significant tenants and their ability to make payments to us. This lack of industry diversification increases the chance that a downturn in a particular industry or part of a particular industry will materially adversely affect us.

        In addition, we may be unable to continue to diversify our portfolio geographically. As of March 31, 2006, approximately 16% of our properties were located in Texas, approximately 7% were located in Arizona and approximately 6% were located in Florida. The inability to geographically diversify our portfolio increases the chance that a decline or adverse economic or other event in one region or in a particular real estate market will adversely affect the results of our operations.

        Our use of debt to finance acquisitions could restrict our operations, inhibit our ability to grow our business and our revenues, and adversely affect our cash flow.

        Some of our property acquisitions were made, and may be made in the future, by borrowing a portion of the purchase price of our properties and securing the loan with a mortgage on the property. In addition, we obtain debt financing by placing secured mortgage loans on properties that we initially acquire for cash. As of March 31, 2006, substantially all of our properties were subject to debt or pledged as collateral under one of our secured debt facilities. We may acquire properties for the purpose of securitization or use similar structured finance alternatives. If we are unable to make our debt payments as required, a lender could foreclose on the property or properties securing its debt. This could cause us to lose part or all of our investment, which in turn could cause the value of our shares and distributions to our stockholders to be reduced. We have a target overall leverage ratio of 65%, but there is no limitation on the amount we can borrow on a single property or the aggregate amount of our borrowings and we can change this policy at any time without stockholder approval.

        We may not be able to obtain debt financing at favorable rates. In addition, if interest rates increase, any variable rate borrowings we have would result in our expenses increasing. Some of our borrowings require the payment of a substantial amount of principal in a balloon payment at maturity. We may not have sufficient funds available to make all of our balloon payments at maturity, which would require us to refinance that debt at maturity. If we have to re-finance our debt as it matures in a rising interest rate environment, our expenses will increase. An increase in our expenses would reduce the funds we have available to pay distributions.

        To the extent the agreements governing our borrowings contain financial and other covenants that we are required to comply with, our operating flexibility may be limited. Borrowings under our secured debt facilities are subject to various covenants, including a maximum leverage ratio, minimum liquidity amount, minimum tangible net worth, and other financial ratio calculations. These covenants, as well as any additional covenants we may be subject to in the future on additional borrowings, could cause us to have to forego investment opportunities, or may cause us to have to finance investments in a less efficient manner than if we were not subject to the covenants. In addition, the agreements governing some of our borrowings have cross default provisions, such that a default on one of our borrowings would lead to a default on some of our other borrowings.

        These risks of using debt to finance acquisitions are further increased for us because we mortgage a substantial portion of the properties we acquire and use the proceeds to acquire additional properties, consistent with our overall leveraging strategy.

        Failure to hedge effectively against interest rate changes may adversely affect our results of operations.

        We attempt to mitigate our exposure to interest rate volatility by using interest rate hedging arrangements that involve risk; however, these arrangements may not be effective in reducing our exposure to interest rate changes. In addition, the counterparties to our hedging arrangements may not honor their obligations. Failure to hedge effectively against changes in interest rates relating to the interest expense of our future borrowings may have a material adverse effect on our operating results and financial condition.

        We compete for customers and the acquisition or refinancing of properties which could reduce the yields we are able to negotiate on our investments.

        We compete for the acquisition or financing of properties with financial institutions, real estate funds and investment companies, pension funds, private individuals and other REITs. We also face competition from institutions that provide or arrange for other types of commercial financing through private or public offerings of equity or debt or traditional bank financings. Many of our competitors have greater name recognition, resources and access to capital than we have. In particular, larger REITs may enjoy significant competitive advantages that result from a lower cost of capital and enhanced operating efficiencies. Because the real estate financing market is highly competitive, competitors are quick to adopt new financing products. To the extent we offer unique financing terms in the future, our competitors could also begin offering similar terms, which would decrease our ability to develop a competitive advantage. We continue to experience increased competitive conditions caused by larger amounts of investor capital seeking quality income-producing investments, which has caused us to lose bids or turn down various transactions where competition has reduced yields to the point that we concluded the transaction did not provide us a sufficient return. We may have to increase our purchase price of properties, reduce the rent we require a tenant to pay or reduce the interest rates on loans we make in order to secure customers or remain competitive. If this happens, our returns to stockholders may be adversely affected.

        We may not have adequate access to funding to successfully execute our growth strategy.

        Our business strategy principally depends on our ability to grow the size of our real estate portfolio. Our business plan requires significant funds for property acquisition, loan origination, working capital, minimum REIT distributions and other needs. This strategy depends, in part, on our ability to access the debt and equity capital markets to finance our cash requirements. We will need to access long-term debt financing facilities or other permanent debt strategies and also raise additional equity capital in order to successfully execute our business plan. We will need access to significant additional funding to adequately diversify our portfolio and continue to execute our business strategy. An inability to effectively access these markets would have an adverse effect on our ability to make new investments and could adversely affect our ability to pay distributions.

        The loss of a tenant or the failure of a tenant to pay rent, or our inability to re-lease a property, will reduce our revenues, which could lead to losses on our investments and reduced returns to our stockholders.

        Generally, each of our properties is operated and occupied by a single tenant; therefore, the success of our investments is materially dependent on the financial stability of each tenant. Leasing activity represented approximately 94% of our total revenues for the three months ended March 31, 2006. The success of our tenants is dependent on each of their individual businesses and their industries, which could be adversely affected by economic conditions in general, changes in consumer trends and preferences and other factors over which neither they nor we have control. We acquire properties from single tenants that operate multiple locations, which means we own numerous properties operated by the same tenant. To the extent we finance numerous properties operated by one company, the general failure of that single tenant or a loss or significant decline in its business would have an adverse effect on us.

        A default of a tenant on its lease payments to us that would cause us to lose the revenue from the property would have an adverse effect on our operating results and financial condition and/or could cause us to reduce the amount of distributions we pay to stockholders. In the event of a default, we may incur substantial costs in protecting our investment and re-leasing our property. In addition, if a lease is terminated or not renewed, we may not be able to re-lease the property on favorable terms or sell the property without incurring a loss.

        The loss of a tenant may further reduce our revenues because the net leases we may enter into or acquire may be for properties that are specially suited to the particular business of our tenants. With these types of properties, if the current lease is terminated or not renewed, we may be required to renovate the property at substantial costs, decrease the rent we charge or provide other concessions in order to lease the property to another tenant. In addition, in the event we are required to sell the property, we may have difficulty selling it to a party other than the tenant due to the special purpose for which the property may have been designed. This potential illiquidity may limit our ability to quickly modify our portfolio in response to changes in economic or other conditions. These and other limitations may negatively affect our cash flow from operations or the proceeds from disposition of any such properties and adversely affect returns to our stockholders.

        The loss of a borrower or the failure of a borrower to make loan payments on a timely basis will reduce our revenues, which could lead to losses on our investments and reduced returns to our stockholders.

        Currently, our total mortgage loan portfolio represents three different borrowers; therefore, the success of our mortgage loan investments is materially dependent on the financial stability of each of these borrowers. The success of our borrowers is dependent on each of their individual businesses and their industries, which could be affected by economic conditions in general, changes in consumer trends and preferences and other factors over which neither they nor we have control. A default of a borrower on its loan payments to us that would prevent us from earning interest or receiving a return of the principal of our loan would have an adverse effect on our operating results and financial condition and could cause us to reduce the amount of dividends we pay to our stockholders. In the event of a default, we may also experience delays in enforcing our rights as lender and may incur substantial costs in collecting the amounts owed to us and in liquidating any real estate collateral.

        Foreclosure and other similar proceedings used to enforce payment of real estate loans are generally subject to principles of equity, which are designed to relieve the indebted party from the legal effect of that party's default. Foreclosure and other similar laws may limit our right to obtain a deficiency judgment against the defaulting party after a foreclosure or sale. The application of any of these principles may lead to a loss or delay in the payment on loans we hold, which in turn could reduce the amounts we have available to pay distributions. Further, in the event we have to foreclose on a property, the amount we receive from the foreclosure sale of the property may be inadequate to fully pay the amounts owed to us by the borrower and our costs incurred to foreclose, repossess and sell the property which could adversely impact our results of operations.

        The risk of default on our real estate investment portfolio may be higher because, as of March 31, 2006, most of our properties were operated by non-investment grade companies.

        As of March 31, 2006, most of our properties were operated by customers that do not have an investment grade rating from at least one of the nationally recognized rating agencies. In addition, neither ShopKo nor Pamida, the two tenants operating the $815.3 million, excluding transaction expenses, of real estate we acquired on May 31, 2006, have an investment grade rating. Investment grade means companies which have unsecured corporate debt ratings equal to or greater than BBB- by Standard & Poor's (a division of The McGraw Hill Companies, Inc.), Baa3 by Moody's Investment Services, Inc. (a subsidiary of Moody's Corporation) and NAIC-2 by the National Association of Insurance Commissioners. We also may have customers who are highly leveraged. Customers who are highly leveraged or do not have recognized credit ratings may be more likely to default or file for bankruptcy.

        Any bankruptcy filings by or relating to one of our customers could prevent us from collecting pre-bankruptcy debts from that customer or their property, unless we receive an order permitting us to do so from the bankruptcy court. A customer bankruptcy could delay our efforts to collect past due balances under the subject leases or loans, and could ultimately prevent full collection of these sums. If a lease were rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages. Any unsecured claim we hold against a bankrupt entity may be paid only to the extent that funds are available and only in the same percentage as is paid to all other holders of unsecured claims. Additionally, we may not be able to terminate the subject lease and seek new tenants. We may recover substantially less than the full value of any unsecured claims, if anything, which would harm our financial condition.

        We invest in real estate in industries in which we have limited investment and underwriting experience, which could adversely affect our results of operations.

        Our current strategy is to acquire real estate assets across a variety of industries in a variety of geographic locations. We have limited experience investing in real estate operated by some of the industries we are targeting. Accordingly, we will be required to develop expertise, relationships and market knowledge across a broad range of industries and will be subject to the market conditions affecting each industry operating our properties, including such factors as the economic climate, business layoffs, industry slowdowns, changing demographics, and supply and demand issues. This multi-industry approach could require more management time, support staff and expense than a company whose focus is dedicated to a greater extent on a single property type. If we are not able to efficiently and effectively manage a diverse multi-industry portfolio of real estate properties and loans, our results of operations and returns to our stockholders will be adversely impacted.

        Insurance on our real estate collateral may not adequately cover all losses which could reduce stockholder returns if a material uninsured loss occurs.

        Our customers are required to maintain insurance coverage for the properties they operate. There are various types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes, terrorism or acts of war that may be uninsurable or not economically insurable. Should an uninsured loss occur, we could lose our capital investment and/or anticipated profits and cash flow from one or more properties. Inflation, changes in building codes and ordinances, environmental considerations, and other factors, including terrorism or acts of war, also might make the insurance proceeds insufficient to repair or replace a property if it is damaged or destroyed. In that case, the insurance proceeds received might not be adequate to restore our economic position with respect to the affected real property. If this happens, it could reduce the amounts we have available to pay dividends to our stockholders.

        The costs of compliance with or liabilities under environmental laws may harm our operating results.

        The properties we acquire may be subject to known and unknown environmental liabilities. This risk is further increased because as of March 31, 2006, approximately 6% of our total assets were invested in interstate travel plazas or convenience stores/car washes that sell petroleum products. An owner of real property can face liability for environmental contamination created by the presence or discharge of hazardous substances on the property. We may face liability regardless of:

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  our knowledge of the contamination;

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  the timing of the contamination;

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  the cause of the contamination; or

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  the party responsible for the contamination of the property.

        There may be environmental problems associated with our properties of which we are unaware. We generally obtain or update Phase I environmental surveys on the properties we finance or acquire. The environmental surveys may not reveal all environmental conditions affecting a property; therefore, there could be undiscovered environmental liabilities on the properties we own. Some of our properties use, or may have used in the past, underground tanks for the storage of petroleum-based products or waste products that could create a potential for release of hazardous substances. Some properties may contain asbestos-containing materials. If environmental contamination exists on our properties, we could be subject to strict, joint and/or several liability for the contamination by virtue of our ownership interest.

        The presence of hazardous substances on a property may adversely affect our ability to sell the property and we may incur substantial remediation costs. In addition, although our leases generally require our tenants to operate in compliance with all applicable laws and to indemnify us against any environmental liabilities arising from a tenant's activities on the property, we could be subject to strict liability by virtue of our ownership interest, and we cannot be sure that our tenants will, or will be able to, satisfy their indemnification obligations under our lease, if any. The discovery of environmental liabilities attached to our properties could adversely affect a customer's ability to make payments to us or otherwise affect our results of operations and financial condition and our ability to pay distributions to stockholders.

        Our environmental liability may include property damage, personal injury, investigation, remediation and clean-up costs. These costs could be substantial. Generally, properties we own at which petroleum products are sold are covered by different types of environmental insurance products, which can vary extensively from property to property in the scope, amount and terms of coverage.

Although these properties generally are covered by environmental insurance for a period of time, that insurance may be insufficient to address a particular environmental situation that arises, and may be subsequently unavailable, at a reasonable cost or at all, in the future. If the existing environmental insurance coverage were inadequate relative to the exposure, we could become subject to material losses for environmental liabilities. Our ability to receive the benefits of any environmental insurance policies will depend on the financial ability of the insurance companies that have issued the policies and the positions they take with respect to those policies. If we become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations would be materially and adversely affected.

        Most of the environmental risks discussed above refer to properties that we own or may acquire in the future; however, each of the risks identified also applies to the owners (and potentially, the lessees) of the properties that secure each of our mortgage loans and any mortgage loans we may acquire or make in the future. Therefore, the existence of environmental conditions could diminish the value of each of the mortgage loans and the abilities of the borrowers to repay the mortgage loans, as well as adversely affect our results of operations and financial condition and our ability to pay distributions to stockholders.

        Our properties may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediation of the problem.

        When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing along with awareness that exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our properties could require us to undertake a costly remediation program to contain or remove the mold from the affected properties. In addition, the presence of significant mold could expose us to liability from our tenants, employees of our tenants and others if property damage or health concerns arise. If we ever become subject to significant mold-related liabilities, our business, financial condition, liquidity, results of operations and ability to pay dividends could be materially and adversely affected.

        Compliance with the Americans with Disabilities Act and fire, safety and other regulations may require us to make unintended expenditures that adversely impact our ability to pay dividends.

        All of our properties are required to comply with the ADA. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities," but generally requires that the buildings be made accessible to people with disabilities. Compliance with the ADA requirements could require removal of access barriers and non-compliance could result in imposition of fines by the U.S. government or an award of damages to private litigants, or both. While our tenants are obligated by law to comply with the ADA provisions, and typically under our leases and financing agreements are obligated to cover costs associated with compliance, if required changes involve greater expenditures than anticipated, or if the changes must be made on a more accelerated basis than anticipated, the ability of these tenants to cover costs could be adversely affected and we could be required to expend our own funds to comply with the provisions of the ADA, which could adversely affect our results of operations and financial condition and our ability to pay dividends to our stockholders.

        In addition, we are required to operate our properties in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to our properties. We may be required to make substantial capital expenditures to comply with those requirements and these expenditures could have an adverse effect on our ability to pay distributions. Additionally, failure to comply with any of these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. While we intend to only acquire properties that we believe are currently in substantial compliance with all regulatory requirements, these requirements could be changed or new requirements could be imposed which would require significant unanticipated expenditures by us and could have an adverse effect on our cash flow and distributions paid.

        Construction loans are riskier than loans on developed properties because the underlying property may not generate income and could encounter problems associated with construction.

        From time to time, we make loans to finance the development of new properties. These loans are generally made to fund the construction of one or more buildings on real property. These loans are riskier than loans secured by income producing properties because of increased risks during construction, and the fact that the property does not generate income until construction is completed, which reduces the funds the borrower has available to make payments on the loan. We may also be required to expend funds to complete construction of the property if the borrower defaults and does not complete construction.

        We may make loans that are not secured by any assets, which could lead to losses if borrowers default on those loans.

        In connection with a real estate financing, we may make general business loans that are not secured by real estate or any other assets. In these cases, we will not have a security interest in a specific asset, but will rely instead on a promise to pay from the borrower. If the borrower does not keep its promise to pay and defaults, we will not have the benefit of a lien on any specific asset on which to foreclose to collect the loan. If we do not have any collateral to repossess through foreclosure and sell, we may lose our entire investment on that loan.

        We may not be able to effectively manage a rapidly growing portfolio which could lead to losses.

        Our real estate portfolio has grown substantially from inception in August of 2003 to the current time. The continued successful implementation of our growth strategy depends, in part, on our ability to effectively manage the rapid growth in our portfolio. Our ability to effectively manage rapid growth in our portfolio depends on our ability to successfully attract and retain additional qualified personnel. We also rely on outsourcing relationships for various functions to manage our portfolio. An inability to attract the necessary qualified personnel or receive an adequate level of service from our outsourcing partners to properly manage and grow our portfolio could have an adverse effect on our business.

Risks Related to Ownership of Our Common Stock

        The market price and trading volume of our common stock may fluctuate.

        The market price of our common stock may be volatile, may be subject to wide fluctuations and could decline significantly in the future. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above your purchase price. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

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  actual or anticipated variations in our quarterly operating results or dividends;

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  changes in our funds from operations or earnings estimates or publication of research reports about us or the real estate industry;

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  increases in market interest rates that lead purchasers of our shares to demand a higher yield;

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  changes in market valuations of similar companies;

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  adverse market reaction to any increased indebtedness we incur in the future;

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  additions or departures of key management personnel;

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  actions by institutional stockholders;

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  speculation in the press or investment community;

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  changes in regulatory policies or tax guidelines with respect to REITs;

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  loss of a major funding source; and

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  general market and economic conditions.

        We may not be able to maintain our current level of distributions and we may not have the ability to pay distributions in the future.

        We intend to pay quarterly distributions to our stockholders in amounts such that all or substantially all of our taxable income in each year, subject to adjustments, is distributed. Our ability to continue to pay distributions in the future may be adversely affected by the risk factors described, or incorporated by reference, in this prospectus supplement. All distributions are made at the discretion of our board of directors and depend on our earnings, our financial condition, maintaining our REIT status and other factors our board of directors deems relevant from time to time. We cannot predict our ability to continue to pay distributions in the future or the amount of those distributions, if any.

        Future sales of shares of our common stock, including sales of our common stock by our senior management, may depress the price of our shares.

        As of June 12, 2006, there were 81,845,316 shares of our common stock outstanding and 293,154,684 shares remained available for issuance under our charter. We have reserved 4,100,000 shares of common stock for issuance to our officers, non-employee directors, employees and consultants under our 2003 Stock Option and Incentive Plan, or stock option plan. Under the stock option plan, as of June 12, 2006, we had outstanding options to purchase 1,269,000 shares of common stock and 656,706 shares of unvested restricted common stock, with awards related to 2,038,296 shares remaining available for issuance. Our senior management's ability to resell their shares of our common stock or actual sales by our senior management in the future could create the impression that the interests of our senior management are not aligned with our stockholders. In addition, if members of our senior management sell their shares, they may have less incentive to remain employed by us which could lead to discontinuity in our management team. An impression that our senior management's interests are not aligned with those of our stockholders or any discontinuity in our management team could adversely affect our operations and the price of our common stock. Further, future sales of substantial amounts of our common stock, or the perception that sales could occur, could also have a material adverse effect on the price of our common stock.

        Our board of directors may authorize the issuance of additional shares of stock that may cause dilution.

        Our charter authorizes the issuance of up to 500,000,000 shares of stock and further authorizes our board of directors, without stockholder approval, to:

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  amend our charter to increase or decrease the aggregate number of shares of stock, or the number of shares of stock of any class or series, that we have the authority to issue;

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  authorize the issuance of additional shares of common or preferred stock in connection with future equity offerings, acquisitions of properties or other assets of companies; and

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  classify or reclassify any unissued preferred stock and to set the preferences, rights and other terms of the classified or reclassified stock, including the issuance of preferred shares of stock that have preference rights over our common stock with respect to dividends, liquidation, voting and other matters or shares of our common stock that have preference rights with respect to voting.

        The issuance of additional stock could be substantially dilutive to your shares.

        Future offerings of debt, preferred securities or other equity, which could be senior to our common stock in liquidation or for the purposes of dividend distributions, may harm the value of our common stock.

        In the future, it is likely we will attempt to continue to increase our capital resources by making additional offerings of debt or equity securities, including commercial paper, medium-term notes, senior or subordinated notes and classes of preferred stock or common stock. If we were to liquidate, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets before the holders of our common stock. We could also issue securities of our subsidiaries in connection with the acquisition of properties, which securities would effectively rank senior to our common stock as to any assets held by that subsidiary. Since July 2005, our subsidiaries have issued $743.1 million of Net-Lease Mortgage Notes, of which $737.9 million remained outstanding at March 31, 2006, that would rank senior to our common stock in liquidation. As of March 31, 2006, we had total outstanding debt obligations of approximately $1.0 billion. Subsequent to March 31, 2006, we incurred an additional $718.1 million in debt related to the acquisition of real estate assets of ShopKo Stores, Inc.

        Additional equity offerings by us may dilute your interest in our company or reduce the value of your shares, or both. Our preferred stock, if issued, could have a preference on dividend payments that could limit our ability to make a dividend distribution to our stockholders. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, you will bear the risk of our future offerings reducing the value of your shares and diluting your interest in us.

        An investment in our common stock may not be suitable for pension or profit sharing trusts, Keoghs or IRAs.

        If you are investing the assets of a pension, profit sharing, 401(k), Keogh or other retirement plan, IRA or benefit plan in our shares, you should consider:

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  whether your investment is consistent with the applicable provisions of ERISA or the Internal Revenue Code;

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  whether your investment will produce unrelated business taxable income, referred to as UBTI, to the benefit plan; and

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  your need to value the assets of the benefit plan annually.

        An increase in market interest rates may have an adverse effect on the price of our common stock.

        One of the factors that investors may consider in deciding whether to buy or sell our common stock is our dividend rate as a percentage of our share price relative to market interest rates. If market interest rates increase, prospective investors may desire a higher dividend yield on our common stock or seek securities paying higher dividends or interest. The price of our common stock likely will be based primarily on the earnings that we derive from rental income with respect to our properties, interest earned on our mortgage loans and our related distributions to stockholders, and not from the underlying appraised value of the properties themselves. As a result, interest rate fluctuations and capital market conditions are likely to affect the price of our common stock, and such effects could be significant. For instance, if interest rates rise without an increase in our dividend rate, the price of our common stock could decrease because potential investors may require a higher dividend yield on our common stock as market rates on interest-bearing securities, such as bonds, rise.

Risks Related to Our Organization and Structure

        Our organizational documents and Maryland law contain provisions that may inhibit potential acquisition bids that may be in our stockholders' best interests.

        Our organizational documents contain provisions that may have an anti-takeover effect and inhibit a change in our board of directors. These provisions include the following:

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  There are ownership limits and restrictions on transferability in our charter. In order to qualify as a REIT, not more than 50% of the value of our outstanding shares of stock (in some cases, after taking into account options to acquire shares of stock) may be owned, beneficially or constructively, by five or fewer individuals and our shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. To assist us in satisfying these tests, subject to some exceptions, our charter generally prohibits any stockholder from beneficially or constructively owning more than 9.8%, in value or voting power, whichever is more restrictive, of our outstanding shares of stock or owning more than 9.8%, in value or number, whichever is more restrictive, of our outstanding shares of common stock and also prohibits any transfer which would result in a violation of these ownership limits. This restriction may:

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discourage a tender offer or other transactions or a change in the composition of our board of directors or control that might involve a premium price for our shares of stock or otherwise be in the best interests of our stockholders; or

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compel the transfer of shares of stock held by a stockholder who had acquired more than 9.8% of our shares of stock to a charitable trust and, as a result, forfeit the benefits of owning the shares over 9.8%.

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Our charter permits our board of directors to issue preferred stock with terms that may discourage a third party from acquiring us. Our charter permits our board of directors to authorize the issuance of up to 125,000,000 shares of preferred stock, having preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications, or terms or conditions of redemption as determined by our board. Thus, our board could authorize the issuance of preferred stock with terms and conditions that could have the effect of discouraging a takeover or other transaction in which holders of some or a majority of our common stock might receive a premium for their shares over the then-prevailing market price of our common stock.

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Our charter and bylaws contain other possible anti-takeover provisions. Our charter and bylaws contain other provisions that may have the effect of delaying, deferring or preventing a change in control of us or the removal of existing directors and, as a result, could prevent our stockholders from being paid a premium for their common stock over the then-prevailing market price. These provisions include advance notice requirements for stockholder proposals. Although we do not have a "poison pill" or similar rights at this time, we have reserved the right to adopt those measures in the future as we deem necessary for stockholder protection.

        In addition, Maryland law provides protection for Maryland corporations against unsolicited takeovers by providing, among other things, that the duties of the directors in unsolicited takeover situations do not require them to:

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  accept, recommend or respond to any proposal by a person seeking to acquire control of the corporation;

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  authorize the corporation to redeem any rights under, or modify or render inapplicable, any stockholders' rights plan;

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  take any action under the Maryland Business Combination Act or the Maryland Control Share Acquisition Act; or

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  respond because of the effect the response or lack of a response may have on an acquisition or potential acquisition of control of the corporation or the amount or type of consideration that may be offered or paid to the stockholders in an acquisition.

        Under Maryland law, the act of the directors of a Maryland corporation relating to or affecting an acquisition or potential acquisition of control is not subject to any higher duty or greater scrutiny than is applied to any other act of a director. Maryland law also contains a statutory presumption that an act of a director of a Maryland corporation satisfies the applicable standards of conduct for directors under Maryland law.

        Our rights and the rights of our stockholders to take action against our directors and officers are limited.

        Maryland law provides that a director or officer has no liability in that capacity if the director or officer performs his or her duties in good faith, in a manner the director or officer reasonably believes to be in the best interests of our stockholders and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our charter, in the case of directors and officers, requires us to indemnify our directors and officers for actions taken by them in those capacities to the fullest extent permitted by Maryland law.

        Our executive officers have agreements that provide them with benefits in the event their employment is terminated following a change of control of our company which could discourage a takeover that could be in the best interests of our stockholders.

        We have entered into employment agreements with the senior members of our management team that provide them with severance benefits if their employment ends under specified circumstances following a change of control of our company. In addition, in the event of a change of control, we would provide to other officers certain benefits if the employment of those officers was terminated. These benefits could increase the cost to a potential acquirer of our company and thereby prevent or discourage a change of control of our company that might involve a premium price for your shares of our common stock or could otherwise be viewed as in our stockholders' best interests.

Risks Related to Our REIT Status

        Failure to qualify as a REIT would adversely affect our operations and ability to make distributions.

        If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax on our taxable income at regular corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year we lost our REIT status. Failing to obtain, or losing our REIT status, would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability, and we would no longer be required to make distributions. We might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

        Qualification as a REIT is subject to the satisfaction of tax requirements and various factual matters and circumstances which are not entirely within our control and which will be evaluated in light of our future operations. New legislation, regulations, administrative interpretations or court decisions could change the tax laws with respect to qualification as a REIT or the federal income tax consequences of being a REIT. In addition, future tax laws related to other types of entities could reduce our tax-advantaged status relative to those entities, which could cause a reduction in the market price of our shares. Further, our future operations may, contrary to expectation, prohibit us from satisfying one or more conditions to qualifying as a REIT.

        Complying with REIT requirements may cause us to forego otherwise attractive opportunities.

        In order to qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning our sources of income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. We may also be required to make distributions to our stockholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with REIT requirements may hinder our ability to operate solely with the goal of maximizing profits.

        In addition, the REIT provisions of the Internal Revenue Code impose a 100% tax on income from "prohibited transactions." Prohibited transactions generally include sales of assets that constitute inventory or other property primarily held for sale to customers in the ordinary course of a business, other than foreclosure property. This 100% tax could impact our desire to sell properties at otherwise opportune times if we believe those sales could result in us being treated as engaging in a prohibited transaction.

        Complying with REIT requirements may force us to borrow funds or sell properties on disadvantageous terms in order to make distributions to our stockholders and those distributions may represent a return of capital to investors.

        As a REIT, we must distribute 90% of our REIT taxable income to our stockholders each year. REIT taxable income is determined without regard to the deduction for dividends paid and by excluding net capital gains. We are also required to pay tax at regular corporate rates to the extent that we distribute less than 100% of our taxable income (including net capital gains) each year. In addition, we are required to pay a 4% nondeductible excise tax on the amount, if any, by which specified distributions we pay, or are deemed to pay, with respect to any calendar year are less than the sum of 85% of our ordinary income for that calendar year, 95% of our capital gain net income for the calendar year and any amount of our income that was not distributed in prior years. From time to time, we may generate taxable income greater than our cash flow available for distribution to our stockholders. If we do not have other funds available in these situations, we may be unable to distribute 90% of our taxable income as required by the REIT rules or an amount sufficient to avoid federal income tax and the nondeductible excise tax. Thus, we could be required to borrow funds, sell a portion of our properties at disadvantageous times or prices or find another alternative source of funds. These distributions could also represent a return of capital to investors. These alternatives could increase our costs or reduce our equity and reduce amounts we have available to invest.

        The IRS may treat sale-leaseback transactions as loans, which could jeopardize our REIT status.

        The Internal Revenue Service may take the position that specific sale-leaseback transactions we treat as true leases are not true leases for federal income tax purposes but are, instead, financing arrangements or loans. If a sale-leaseback transaction were so re-characterized, we might fail to satisfy the REIT asset tests, the income tests or distribution requirements and consequently lose our REIT status effective with the year of re-characterization. The primary risk relates to our loss of previously incurred depreciation expenses, which could affect the calculation of our REIT taxable income, which could cause us to fail the REIT distribution test that requires a REIT to distribute at least 90% of its REIT taxable income.

Risks Related to Conflicts of Interests

        We may be affected by conflicts of interest that arise out of relationships with certain of our underwriters and their affiliates.

        We have commercial relationships with Citigroup and Credit Suisse, underwriters for this offering, and their affiliates. An affiliate of Citigroup is the lender under our $300 million secured credit facility, and we will use proceeds of this offering to reduce amounts outstanding under this credit facility. An affiliate of Credit Suisse is the lender under our $200 million secured credit facility, and we will use proceeds of this offering to reduce amounts outstanding under this credit facility. See "Underwriting" for a description of our other commercial relationships with the underwriters. We also may enter into other commercial relationships with the underwriters or their affiliates in the future. These relationships could affect the ability of the underwriters to perform their duties in an objective manner.

FORWARD-LOOKING STATEMENTS

        Some of the statements in, or incorporated by reference in, this prospectus supplement and the related prospectus constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, forward-looking statements can be identified by terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "should," "will" and "would" or the negative of these terms or other similar terms.

        The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The following are some of the factors that could cause actual results to vary from our forward-looking statements:

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  changes in our industry, interest rates or general economic conditions;

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  general volatility of the capital markets and the market price of our common stock;

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  changes in our business strategy or development plans;

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  availability and terms of additional capital;

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  failure to maintain our status as a REIT;

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  availability of suitable properties to acquire at favorable prices and our ability to rent those properties at favorable rates;

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  defaults by tenants on our leases;

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  our ability to renew leases with tenants at the expiration of their lease term or otherwise re-lease those properties to suitable new tenants;

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  availability of qualified personnel and our ability to retain our key management personnel;

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  changes in, or the failure or inability to comply with, government regulation;

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  the extent and nature of our competition; and

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  other factors set forth in the documents we file with the SEC that are incorporated by reference in this prospectus supplement or as set forth in the related prospectus.

        We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained or incorporated by reference in this prospectus supplement to reflect any change in our expectations with regard to the statements or any change in events, conditions or circumstances on which any such statement is based. In evaluating forward-looking statements you should consider these risks and uncertainties, together with the other risks described from time to time in our reports and documents filed with the SEC, and you should not place undue reliance on those statements.

USE OF PROCEEDS

        We estimate our net proceeds from this offering to be approximately $161.2 million after deducting the underwriters' discount and estimated offering expenses payable by us assuming no exercise of the underwriters' over-allotment option and a public offering price of $11.35 per share, which was the last reported sale price of our common stock on June 13, 2006. A $1.00 increase (decrease) in the assumed public offering price of $11.35 per share would increase (decrease) the net proceeds to us from this offering by approximately $14.3 million, assuming the number of shares offered by us shown on the cover page of this prospectus supplement remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate the net proceeds to us from such exercise will be approximately $24.3 million assuming a public offering price of $11.35 per share as described above. If and to the extent the number of shares sold by us increases (decreases) from the number shown on the cover page of this prospectus supplement, our net proceeds will also increase (decrease) by the change in the number of shares sold multiplied by the public offering price per share less the underwriting discount per share.

        We will use the net proceeds of this offering to reduce amounts outstanding under our $300 million variable-rate secured credit facility with Citigroup and under our $200 million variable-rate secured credit facility with Credit Suisse. As of June 12, 2006, the amount outstanding under the Citigroup credit facility was approximately $71.7 million, with the weighted average interest rate on outstanding borrowings for this facility of 7.34%. The facility matures in September 2006, unless extended. As of June 12, 2006, the amount outstanding under the Credit Suisse credit facility was approximately $39.7 million, with the interest rate on outstanding borrowings for this facility of 6.43%. The Credit Suisse facility matures in November 2006, unless extended. The borrowings under these facilities were used by us to partially fund the acquisition of additional properties. We will use the remaining net proceeds of this offering to acquire additional properties.

CAPITALIZATION

        The following table sets forth our historical capitalization as of March 31, 2006:

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  on an actual basis;

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  as adjusted to give effect to the acquisition by us of ShopKo Stores, Inc. assuming the acquisition had occurred on March 31, 2006, including the incurrence of $611.5 in mortgage notes payable and $106.6 million in additional borrowings under our secured credit facilities; and

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  as further adjusted to give effect to the sale of common stock in this offering at an assumed price of $11.35 per share, which is the last reported sale price of our common stock on June 13, 2006, not including shares subject to the underwriters' over-allotment option and net of the underwriting discount and estimated expenses payable by us in connection with this offering and application of the net proceeds of this offering as described in "Use of Proceeds."

        This table should be read in conjunction with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" together with our historical financial statements and related notes contained in the annual and quarterly reports we file with the SEC, which are incorporated by reference into this prospectus supplement and the related prospectus.

	As of March 31, 2006 (unaudited) (dollars in thousands, except per share data)
	Historical	As Adjusted	As Further Adjusted
Debt
Secured credit facilities	$—	$106,600	$—
Mortgages and notes payable	1,006,522	1,618,023	1,618,023

Total debt	1,006,522	1,724,623	1,618,023

Stockholders' Equity
Preferred stock, $.01 par value per share, 125,000,000 shares authorized, no shares issued or outstanding	—	—	—
Common stock, $.01 par value per share, 375,000,000 shares authorized, 81,864,985 shares issued and outstanding on a historical basis and 96,864,985 shares issued and outstanding on an as further adjusted basis	819	819	969
Capital in excess of par value	794,191	794,191	955,193
Accumulated distributions in excess of net income	(42,743)	(42,743)	(42,743)
Accumulated other comprehensive loss	(8,466)	(8,466)	(8,466)

Total stockholders' equity(1)	743,801	743,801	904,953

Total Capitalization(1)	$1,750,323	$2,468,424	$2,522,976

(1)
A $1.00 increase (decrease) in the assumed public offering price of $11.35 per share would increase (decrease) the total stockholders' equity and total capitalization by approximately $14.3 million, assuming the number of shares offered by us shown on the cover page of this prospectus supplement remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full at the assumed public offering price, we estimate total stockholders' equity and total capitalization would increase by approximately $24.3 million. If and to the extent the number of shares sold by us increases (decreases) from the number set forth on the cover page of this prospectus supplement, our total stockholders' equity and total capitalization will also increase (decrease) by the change in the number of shares sold multiplied by the public offering price per share less the underwriting discount per share.

SPIRIT FINANCE CORPORATION

General

        We are a self-managed and self-advised REIT for federal income tax purposes. We were formed primarily to acquire single tenant, operationally essential real estate to be leased on a long-term, triple-net basis to retail, distribution and service-oriented companies. Single tenant, operationally essential real estate consists of properties that are free-standing real estate facilities that contain our customers' retail, distribution or service activities that are vital to the generation of their sales and profits. We target real estate of established companies in various industries located throughout the United States. Examples of the types of companies that own real estate in our target market include:

Automotive dealers
Automotive parts and service
Beverage distributors
Bookstores
Computer and software stores
Department stores
Drugstores
Educational facilities
Electronics retailers
Furniture stores
General and discount retailers
Hardware or home improvement stores
Health clubs or gyms	Interstate travel plazas or truck stops
Movie theaters
Office supplies retailers
Photocopy or printing stores
Plumbing supply distributors
Rental centers
Restaurants
Retail petroleum or convenience stores
Specialty retailers
Supermarkets
Theme parks
Warehouses or wholesale clubs

        We believe that efficient real estate capitalization can lower our customers' cost of capital and is a meaningful source of shareholder wealth creation. We believe that globalization and increased competition are negatively impacting our customers' ability to raise prices, thereby causing margin compression. With resulting attention focused on corporate efficiencies, we believe capital efficiency to be a significant frontier in the creation of incremental shareholder wealth. In this light, we believe that sale-leaseback transactions are an important treasury tool to reduce corporate costs of capital and improve equity returns for our customers through their expansion or recapitalization strategies. In a sale-leaseback transaction, we acquire the property and lease the property back to the seller under a triple-net lease where the tenant is responsible for all property operating expenses, including insurance, real estate taxes and repairs and maintenance. The leases generally have a primary term of 15 to 20 years, with renewal options for one or more additional periods. We also employ fixed or variable rent increases on a scheduled basis. The majority of our real estate investments are in sale-leaseback transactions.

        In addition to providing sale-leaseback alternatives, we may also selectively originate and acquire long-term commercial mortgage loans that are integral to our strategy of providing a complete solution of financing products to our customers. To further our goal of providing a complete solution to our customers, we also, to a limited extent, acquire properties that could be classified as multi-tenant office space or which could be converted to multi-tenant use where we believe the property to be integral to our customer's business. We may also make a limited amount of unsecured corporate loans or provide construction or equipment financing to customers.

        We have elected to be taxed as a REIT. Generally, as a REIT, we do not have to pay federal corporate income tax on our REIT taxable income to the extent distributed to our stockholders. In order to be taxed as a REIT, we are required to distribute a minimum of 90% of our REIT taxable income to our stockholders. We are also required to meet asset and income tests that are consistent with our investment objectives and the requirements for REITs under the Internal Revenue Code.

Competitive Advantages

        We believe that we have the following competitive advantages:

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  Experienced Management:    Our senior management team, comprised of Morton H. Fleischer, Chairman of the Board; Christopher H. Volk, President and Chief Executive Officer; Catherine Long, Chief Financial Officer, Senior Vice President and Treasurer; Jeffrey M. Fleischer, Senior Vice President — Acquisitions; Gregg A. Seibert, Senior Vice President — Underwriting; and Michael T. Bennett — Senior Vice President — Operations, Chief Compliance Officer and Secretary, has over 100 years of combined experience in the real estate investment and finance business. Our senior management team's strategy for successful investments relies on extensive relationships, research, underwriting and continuous portfolio management. Our senior management team has an extensive track record in the origination and management of single tenant real estate assets, having invested over $8.5 billion in this asset type since 1980. In addition, our management has developed an expertise and the ability to specifically tailor real estate investments to respond to client needs. Our senior management's industry and financial institution relationships also provide us with a substantial ability to source and selectively choose real estate investment opportunities. We believe these relationships will assist us, from time to time, in originating real estate investment opportunities.

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  Lease Flexibility for Our Customers:    Owners of single tenant, operationally essential real estate require flexibility that permits them to efficiently operate their businesses over a long period of time. We offer our customers lease terms that provide operating flexibility and the potential for lease modifications. This operating flexibility might include the ability to substitute real estate locations in the event a business is sold or a tenant determines that a location is no longer strategic. It might also include the ability to sell, sublease or improve a property at a later date with financing provided by us. As a result of this flexibility, our customers are able to execute their respective business strategies more effectively. Our operating and financial flexibility allow us to reduce what we call the "opportunity cost" of real estate leasing for our customers. Opportunity costs are potentially significant costs that limit the ability of our customers to achieve better earnings due to the inflexibility of traditional lease or financing arrangements.

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  We Add Value to Our Customers:    We believe we add value to our customers because of our financial expertise, knowledge of, and access to, numerous capital markets, industry knowledge and ability to design our financial products to meet the specific needs of each of our customers. We view ourselves as a provider of efficient real estate finance solutions designed to create stockholder value for our customers through optimizing real estate capitalization. We also provide our clients with the convenience of having a "one-stop shop" for real estate financing needs, by offering sale-leaseback transactions and mortgage loans, and, where appropriate, unsecured corporate loans and construction and equipment financing.

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  Access to Numerous Sources of Capital:    We have the ability to access numerous sources of capital which enhances our ability to originate and complete transactions of all sizes. Our master trust conduit permits us to issue debt now and in the future which is collateralized by the existing real estate portfolio in the pool and new assets we add and pledge in the future. This permits us to take advantage of increasing cash flow and diversification from our portfolio, a significant difference from traditional, static pool mortgage conduits. We have also obtained significant amounts of debt financing from third party sponsored mortgage conduits or trusts for individual transactions. In addition, we believe we have access to additional funding through the issuance of trust preferred shares, lines of credit secured by real estate, real estate joint ventures, mezzanine financing and other long-term financing mechanisms. In addition, we believe that there are limited providers of long-term real estate capital for businesses operating multiple locations and having capital requirements in excess of $25 million per transaction. By maintaining a flexible balance sheet that permits a variety of funding sources, we are able to select financing alternatives that minimize our cost of capital and allow us to provide larger amounts of capital to our customers which makes us more competitive.

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  Tax Efficient Structures for Existing Owners of Real Estate:    As a long-term investor in real estate with a flexible capital structure, we possess the ability to acquire real estate in ways that can increase the after-tax sales proceeds our customers receive. We have acquired real estate through the acquisition of the stock of companies owning substantial amounts of real estate carrying a low tax basis, which avoided the taxable gain that would have resulted if the companies had sold their real estate assets directly. Examples of this type of transaction include our acquisition of all of the common stock of ShopKo Stores, Inc. for $815.3 million and our acquisition of Camelback Ski Area and Camelbeach Waterpark in Pennsylvania for $48.0 million. As a long-term investor and a REIT, we are able to use this structure because REITs generally do not pay tax on the built-in gain on the sale of properties that have been held for at least ten years from the date of a stock acquisition. In addition, as a REIT, we generally do not have to pay federal corporate income tax on our REIT taxable income to the extent distributed to our stockholders. This allows us to accept lower yields on our investments than entities paying corporate income taxes while still maintaining the same level of returns to our investors.

Business and Investment Strategy

        General.    Our business strategy is to build value for our stockholders through growth in our real estate investment portfolio. We seek to enhance our performance and financial position by controlling expenses through economies of scale and through outsourcing selective company operations to businesses located in the United States to improve our efficiency. Our investment strategy is designed to take advantage of current market conditions and adjust to changes in market conditions over time by providing our customers with specifically tailored real estate financing solutions such as sale-leaseback transactions, mortgage loans, unsecured corporate loans, construction financing and equipment financing. We continue to diversify our portfolio as we acquire additional properties.

        We generally seek to acquire and hold fee simple title to the land, buildings and other assets comprising the real estate. We seek to selectively invest in real estate with strong unit-level economics, meaning profitable retail, distribution or service operations with the least likelihood of default, while increasing rental and mortgage revenues through scheduled rent escalations or escalations based on increases in the Consumer Price Index. We do not believe our business is seasonal; however, we expect the timing of our acquisitions to vary from quarter to quarter.

        Our goal is to provide long-term, triple-net leases or loans that offer favorable and attractive terms to us and our customers. We generally use leases with contractual lease escalations and make sustained new real estate acquisitions in an effort to achieve our targeted equity returns. If our cost of capital increases due to rising interest rates, we plan to increase tenant lease rates or increase tenant lease escalations on new leases in order to achieve our targeted equity returns. In addition to responding to varying interest rate environments in the origination of new real estate investments, we employ customary derivative strategies designed to hedge the long-term financing costs on our portfolio.

        Financing.    In order to finance the acquisition of our properties, we primarily use equity proceeds from investors and secured financing through banks and financial institutions. In the future, we may access various sources of capital, including banks, financial institutions and institutional investors through lines of credit, bridge loans, structured financings and other arrangements. As of March 31,

2006, we had a maximum aggregate borrowing capacity of $500 million on two revolving secured credit facilities, subject to the pledge of adequate real estate properties. As of March 31, 2006, we did not have any outstanding borrowings on these facilities. On May 31, 2006, we borrowed an aggregate of $106.6 million on these facilities in connection with the acquisition of real estate assets of ShopKo Stores, Inc.

        Match Funding of Real Estate Investments with Efficient Sources of Real Estate Financing.    We seek to lock in long-term equity returns by match funding our real estate investments with the best available and most efficient sources of long-term real estate financing. We attempt to accomplish this by using either our own master funding financing structure or third party long-term real estate financing conduits. Our goal is to use long-term financing methods that both make our cost of capital competitive and our lease solutions flexible for our customers.

        Transaction Sourcing.    Currently, a majority of our real estate investment transactions are sourced through the efforts of our senior management team and internal sales staff. Transactions are also sourced from time to time through brokers and referrals from other industry participants. We also continually evaluate new methods to source transactions in order to remain competitive. These methods could include entering into partnering arrangements with private equity funds or other large institutional investors, spin-off transactions and joint ventures with other industry participants, the use of a master operating partnership also known as an Up-REIT, and using transaction specific partnerships, also known as Down-REITs, and are described in more detail below.

          Private Equity Funds/Institutional Investors:    We have partnered, and may partner in the future, with private equity funds or other large institutional investors to allow us to acquire the real estate of targeted operating companies. These types of investors continually seek out target companies that are operating companies which can be restructured, recapitalized and sold for a profit. Some of these target companies may own substantial amounts of real estate. Because the ownership of real estate by an operating company is often not an efficient use of capital, these companies are often under-valued. By purchasing these undervalued companies and then selling the real estate to us in sale-leaseback transactions, these investors can increase the capital efficiency of the target company which can increase the overall value of the company in its restructuring, refinancing and sale.

          Spin-Off Transactions:    We may attempt to acquire the real estate of operating companies through a spin-off and merger transaction. In this type of transaction, we would cause the operating company to form a subsidiary corporation to which it would transfer all of its core business operations except for its real estate assets. The company would then distribute the common stock of the newly created corporation to its shareholders in a spin-off transaction. We would then acquire the ownership of the remaining company holding the real estate in exchange for shares of our common stock. We would then lease the real estate of the acquired company to the newly created corporation. We believe this transaction is attractive to the shareholders of the target corporation because it allows for a non-taxable disposition of the corporation's real estate assets, and following the transaction the target corporation's shareholders will own shares of the operating business entity and shares of our common stock that represent the value of the real estate we acquired.

          Joint Ventures:    We may enter into joint ventures with other investors which have investment objectives similar to ours. These investors may include pension funds, insurance companies, other REITs or other institutions which invest in real estate. Our objective in these joint ventures would be to diversify our investment risk and obtain an additional source of capital to fund larger transactions.

          Up-REIT Transactions:    We may decide to form an operating partnership, or Up-REIT, in the future. If we form an Up-REIT, we would transfer substantially all of our assets to the newly formed operating partnership in exchange for Up-REIT units. After formation of the Up-REIT, some of our property acquisitions may be made by issuing additional Up-REIT units in exchange for property owned by third parties. These Up-REIT units would be convertible into shares of our common stock at specified ratios set from time to time when the Up-REIT units are issued. We believe the formation of an Up-REIT could enhance our ability to compete in the market for the acquisition of operationally essential real estate by offering our customers an additional option for the financing of their real estate on a tax-deferred basis. In addition, acquiring real estate in exchange for the issuance of Up-REIT units would reduce the amount of cash we need to make property acquisitions.

          Down-REIT Transactions:    We may decide to form a transaction-specific partnership known as a Down-REIT. In a Down-REIT transaction, the real estate assets of a single third-party owner would be transferred to a newly created partnership on terms to be specifically negotiated between us and the owner. Similar to the Up-REIT structure, the owner would receive Down-REIT units which would be convertible into shares of our common stock at a specified ratio determined at the time the Down-REIT units are issued. The benefits of a Down-REIT are essentially similar to that of the Up-REIT discussed above, except that the performance of the current owner's Down-REIT unit is tied directly to the real estate the owner sells, not a diversified pool of properties. In addition, until the Down-REIT unit holder converts the units into shares of our common stock, a substantial majority of the income generated from the properties owned by the Down-REIT would be paid as distributions on the Down-REIT units, not to us.

        Select Portfolio Property Resale Transactions.    On a limited and selective basis, we may acquire and re-sell properties that we purchase in connection with the acquisition of a portfolio of properties. If properties are being sold on an "all or none" basis, we may purchase some properties that do not precisely meet our desired investment criteria in order to acquire a larger portfolio of properties we wish to hold. If we engage in this activity, we intend to conduct it as permitted under the REIT provisions of the Internal Revenue Code. We do not currently believe sales of properties will constitute a major part of our business.

        Additional Income Opportunities.    We may pursue activities that will generate additional income for us. These activities might include property development, property management and the acquisition of properties for the purpose of re-sale for a profit. We anticipate that the activities generating this income will be conducted through a taxable REIT subsidiary. We currently have one taxable REIT subsidiary, Spirit Management Company.

Property Underwriting

        Our real estate investment decisions are made by our investment committee which is comprised of the members of our senior management: Messrs. Morton Fleischer, Volk, Jeffrey Fleischer, Seibert, Bennett and Ms. Long. We are authorized by our board of directors to follow broad investment guidelines. We have substantial discretion within our investment guidelines in determining the types of assets we may decide are proper investments for us. Our investment committee has the authority to make real estate investments up to $100 million in any single credit risk or group of related credit risks and additional real estate investments of $20 million in that credit exposure each subsequent year without the approval of our board of directors.

        We evaluate potential investments in real estate and attempt to mitigate overall investment risk. We seek to accomplish this through strict adherence to:

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  real estate investment underwriting and documentation criteria that our senior management has developed over the past 20 years;

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  portfolio composition; and

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  portfolio management that emphasizes tenant and borrower covenant compliance and ongoing performance reviews of their business.

Select Real Estate Acquisitions

        The information below shows a selective example of the types of real estate acquisitions we have made.

  ShopKo Stores Operating Co., LLC/Pamida Stores Operating Co., LLC. On May 31, 2006, we completed the acquisition of the real estate assets of ShopKo Stores, Inc. for $815.3 million, excluding transaction expenses. The assets were acquired from SKO Group Holding Corp. and include 112 ShopKo properties and 66 Pamida properties. The operating assets of ShopKo and Pamida remain with ShopKo Stores Operating Co., LLC and Pamida Stores Operating Co., LLC, wholly owned subsidiaries of SKO. ShopKo is a retailer of quality goods and services with 135 ShopKo stores and three ShopKo Express Rx stores, a new and convenient neighborhood drugstore concept, located in 13 Midwest, Mountain, and Pacific Northwest states, providing quality name-brand merchandise, pharmacy, and optical services in mid-sized to larger cities. Pamida is a general merchandise retailer with 216 Pamida stores, of which 116 contain pharmacies, which bring value and convenience close to home in small, rural communities in 16 Midwest, North Central, and Rocky Mountain states. At May 31, 2006, the remaining lease term of the ShopKo master lease was 20 years and the Pamida master lease was 15 years.

  Carmike Cinemas, Inc. (Nasdaq: "CKEC") is one of the largest domestic motion picture exhibitors by theater count and by screen count. Carmike operated over 300 theaters and 2,400 screens in 37 states as of December 31, 2005. Carmike is rated "B-" by S&P. The company's headquarters are located in Columbus, Georgia. Our portfolio includes 13 Carmike Cinemas units in seven states, with a weighted average remaining lease term of approximately 15 years at March 31, 2006 and current investment amount of $84.9 million.

  CarMax, Inc. (NYSE: "KMX") is the nation's largest specialty retailer of used cars. The company purchases, reconditions, and sells used vehicles as well as operates several new car franchises. The company's headquarters are located in Richmond, Virginia. Our portfolio includes four CarMax units in three states, with a weighted average remaining lease term of approximately 14 years at March 31, 2006 and current investment amount of $56.1 million.

  Casual Male Retail Group, Inc. (NASDAQ: "CMRG") is the largest specialty retailer of big and tall men's apparel with retail operations throughout the United States, Canada and London, England. Casual Male operates 487 Casual Male XL and Casual Male Big & Tall Stores, 13 Casual Male at Sears Canada stores, 23 Rochester Big & Tall stores and a direct-to-consumer business, which includes a catalog business and two e-commerce sites. The company's headquarters are located in Canton, Massachusetts. Our portfolio includes the Casual Male headquarters building and primary distribution center, with a remaining lease term of approximately 20 years at March 31, 2006 and current investment amount of $57.1 million.

  Hughes Supply, Inc. was acquired by Home Depot (NYSE: "HUG") on March 30, 2006, which created one of the nation's largest diversified wholesale distributors of construction, repair and maintenance-related products. As of March 31, 2006, Hughes Supply operated over 500 branch locations throughout 40 states. Our portfolio includes 40 Hughes Supply units in 14 states, with a weighted average remaining lease term of approximately 10 years at March 31, 2006 and current investment amount of $34.3 million.

  Significant Education, LLC, doing business as Grand Canyon University, operates a private, Christian liberal arts university in Phoenix, Arizona. The university, founded in 1949, has four colleges, offering approximately 60 academic programs both at its campus facility and on-line. The campus includes 38 classroom and administration buildings, as well as residence buildings on approximately 90 acres. Significant Education, LLC's headquarters are located in Phoenix, Arizona. Our portfolio includes Grand Canyon University's entire 90-acre campus, with a remaining lease term of approximately 18 years at March 31, 2006 and current investment amount of $33.0 million.

  Taco Bueno Restaurants, Inc. is a privately owned Mexican quick service restaurant chain established in 1967. As of June 2006, the company operated over 140 restaurants across Texas, Oklahoma, Kansas and Arkansas. The company's headquarters are located in Carrollton, Texas. Our portfolio includes 39 Taco Bueno locations in two states, involving 35 first mortgage loans and four fee-simple properties, with a combined weighted average remaining term of approximately 16 years at March 31, 2006 and current investment amount of $23.2 million.

Investment Diversification

        Diversification by Property Type.    The following table shows information regarding the diversification of our real estate investment portfolio among different property types as of March 31, 2006 on an actual basis and as adjusted to reflect the acquisition of $815.3 million, excluding transaction expenses, of real estate assets of ShopKo Stores, Inc. that was completed on May 31, 2006.

Real Estate Investments

	March 31, 2006
Property Type	Number of Properties Owned or Financed (Actual)	Percent of Total Investment Amount of Real Estate Portfolio (including lease intangibles) (Actual)	Number of Properties Owned or Financed (As Adjusted) (a)	Percent of Total Investment Amount of Real Estate Portfolio (including lease intangibles) (As Adjusted) (a)
General and discount retailer properties	—	—	178	33%
Restaurants	463	30%	463	20
Specialty retailer properties	34	13	34	9
Movie theaters	24	13	24	8
Educational facilities	20	10	20	6
Automotive dealers, parts and service facilities	49	6	49	4
Recreational facilities	8	6	8	4
Industrial properties	11	4	11	3
Supermarkets	19	4	19	3
Convenience stores/car washes	27	3	27	2
Distribution facilities	43	3	43	2
Interstate travel plazas	4	2	4	2
Call centers	2	2	2	1
Health clubs/gyms	5	2	5	1
Medical offices	1	1	1	1
Drugstores	9	1	9	1

Total Real Estate Investments	719	100%	897	100%

(a)
As adjusted to give effect to the acquisition of real estate assets of ShopKo Stores, Inc., assuming the acquisition had occurred on March 31, 2006, for a total investment amount, including estimated acquisition and closing costs, of $822.2 million.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        A SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS ANTICIPATED TO BE MATERIAL TO AN INVESTOR PURCHASING OUR STOCK AND REGARDING OUR QUALIFICATION AS A REIT IS SET FORTH IN THE RELATED PROSPECTUS UNDER THE HEADING "MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS." THE FOLLOWING DISCUSSION MODIFIES THAT SUMMARY TO ADDRESS CHANGES TO THE LAW MADE BY THE GULF OPPORTUNITY ZONE ACT OF 2005 (THE "GULF ACT") AND THE TAX INCREASE PREVENTION AND RECONCILIATION ACT OF 2005 (THE "TAX INCREASE PREVENTION ACT"). THIS SUMMARY IS SUBJECT TO THE LIMITATIONS AND QUALIFICATIONS SET FORTH IN THE RELATED PROSPECTUS. PROSPECTIVE INVESTORS ARE URGED TO REVIEW THE INFORMATION IN THE RELATED PROSPECTUS TOGETHER WITH THIS SUMMARY. THIS SUMMARY IS BASED ON CURRENT LAW, IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE.

New Legislation

        The Gulf Act includes, among other things, the following changes:

        As discussed in the related prospectus under "MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS—Taxation of the Company—Asset Tests," certain relief provisions may be available to us if we fail to satisfy the assets tests, described therein, after the 30 day cure period. Under these provisions, we will be deemed to have met the 5% and 10% asset tests if (1) the value of our nonqualifying assets does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, and (2) we dispose of the nonqualifying assets or otherwise satisfy such tests within (x) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (y) the period of time prescribed by Treasury Regulations to be issued. The Gulf Act clarifies that, in the case of violations of the 5% and 10% asset tests, in excess of the de minimis exception described above, and in the case of violations of any other asset tests (whether or not such violations are de minimis), if such violation is due to reasonable cause and not due to willful neglect, then we may avoid disqualifications as a REIT after the 30 day cure period by taking steps including (1) the disposition of sufficient nonqualifying assets, or taking other actions, which allow us to meet the asset tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued, (2) paying a tax equal to the greater of (x) $50,000 or (y) the highest corporate tax rate multiplied by the net income generated by the nonqualifying asset, and (3) disclosing certain information to the Internal Revenue Service. The Gulf Act also clarifies that these relief provisions apply to failures discovered after October 22, 2004.

        As discussed in the related prospectus under "MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS—Taxation of the Company—Income Tests," we have used and may continue to use derivative contracts, such as interest rate swaps, to manage our interest rate risk, which are known as hedging transactions. Any income we derive from a hedging transaction will be nonqualifying for purposes of the 75% income test. The Gulf Act clarifies the treatment for purposes of the 95% income test and provides that except to the extent provided by Treasury Regulations, and only to the extent that the transaction hedges indebtedness incurred or to be incurred by us to acquire or carry real estate, any income we derive from a hedging transaction, including gain from the sale or disposition of such a transaction, (1) will not constitute gross income for purposes of the 95% test, and therefore will be exempt from such test, if entered into on or after January 1, 2005 and if clearly identified as a hedging transaction as specified in the Internal Revenue Code, and (2) will be qualifying income for purposes of the 95% test, if entered into prior to January 1, 2005.

        As discussed in the related prospectus under "MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS—Taxation of Non-United States Stockholders," for any year in which we qualify as a REIT, a non-United States stockholder will incur tax on distributions attributable to gain from our sale or exchange of "U.S. real property interests" under the "FIRPTA" provisions of the Internal Revenue Code. Under the FIRPTA rules, a non-United States stockholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if the gain were effectively connected with the conduct of a U.S. business of the non-United States stockholder. A non-United States stockholder thus would be taxed on such a distribution at the normal capital gain rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. In addition, we will be required to withhold tax equal to 35% of the amount of such distribution. If, however, a non-United States stockholder owns shares that are regularly traded on an established securities market in the United States and does not own more than 5% of such class of stock at any time during the taxable year, amounts designated as capital gains from the sale or exchange of U.S. real property interests are treated as an ordinary dividend. The Gulf Act changes the period of time during which a non-United States stockholder may not have held more than 5% of a REIT's stock to the one-year period ending on the date of distribution (rather than the stockholder's taxable year).

        The Tax Increase Prevention Act includes, among other things, the following changes:

        As discussed in the related prospectus under "MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS—Capital Gain Distributions," distributions of certain capital gain dividends may be taxable to non-corporate United States stockholders at a 15% rate, decreased to 5% (and then to zero in 2008) for non-corporate United States stockholders in the 10% or 15% regular income tax brackets, or 25% rate, which applies to long-term capital gain from the sale or exchange of "section 1250 property," or depreciable real property, to the extent such gain would have been treated as ordinary income if the property were "section 1245 property." United States stockholders that are corporations may, however, be required to treat up to 20% of some capital gain dividends as ordinary income. The Tax Increase Prevention Act extends through 2010 the tax rates set forth above for non-corporate United States stockholders. Such rates were scheduled to expire at the end of 2008. The maximum capital gains tax rate for non-corporate United States stockholders will remain at 15% for tax years beginning on or before December 31, 2010. The capital gain rate for taxpayers in the 10% or 15% rate brackets will remain at 5% percent through December 31, 2007, and will be zero for tax years 2008 through 2010.

UNDERWRITING

        Citigroup Global Markets Inc. is acting as bookrunning manager of the offering and is acting as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Banc of America Securities LLC
Wachovia Capital Markets, LLC
Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co.
Robert W. Baird & Co. Incorporated
Raymond James & Associates, Inc.
Total

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

        The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the shares to dealers at the public offering price less a concession not to exceed $            per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $    per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 2,250,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

        We, our officers and directors have agreed that, for a period of 90 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

        Our common stock is listed on the New York Stock Exchange under the symbol "SFC".

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

	No Exercise	Full Exercise
Per Share Paid by Us
Total Paid by Us	$	$

        In connection with the offering, Citigroup on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        We estimate that our portion of the total expenses of this offering will be approximately $585,000.

        The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

        Currently, Citigroup or one of its affiliates:

  •
  is the buyer under our existing $300 million secured credit facility;

  •
  was an initial purchaser in the July 2005 and March 2006 private issuances of an aggregate of $743.1 million of Spirit Master Funding Net-Lease Mortgage Notes; and

  •
  is the trustee for our Net-Lease Mortgage Notes.

        Currently, Credit Suisse or one of its affiliates:

  •
  is the buyer under our existing $200 million secured credit facility; and

  •
  was an initial purchaser in the July 2005 and March 2006 private issuances of an aggregate of $743.1 million of Spirit Master Funding Net-Lease Mortgage Notes.

        Banc of America Securities LLC, or one of its affiliates:

  •
  was an initial purchaser in the July 2005 private issuances of an aggregate of $441.3 million of Spirit Master Funding Net-Lease Mortgage Notes.

        A prospectus supplement and related prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of common stock described in this prospectus supplement may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

  •
  to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

  •
  to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

  •
  in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

        Each purchaser of common stock described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

        For purposes of this provision, the expression an "offer to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

LEGAL MATTERS

        Various legal matters with respect to the securities offered by this prospectus supplement will be passed upon for us by Kutak Rock LLP. Various legal matters relating to this offering are being passed upon for the underwriters by the law firm of Latham & Watkins LLP, Los Angeles, California.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2005, and management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005, as set forth in their reports, which are incorporated by reference in this prospectus supplement, the related prospectus and elsewhere in the registration statement. Our financial statements and schedule and management's assessment are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

        The financial statements of SKO Group Holding Corp. incorporated in this prospectus supplement by reference from the Company's Current Report on Form 8-K/A dated May 31, 2006 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our filings with the SEC are available to the public on the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for more information about their public reference room and their copy charges.

        Our reports, proxy statements and other information about us may also be inspected at:

The New York Stock Exchange
20 Broad Street
New York, New York 10005

        The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information that we refer to in this manner is considered part of this prospectus supplement. Any information that we file with the SEC after the date of this prospectus supplement will automatically update and supersede the information contained in this prospectus supplement.

        We are incorporating by reference the following documents that we have previously filed with the SEC (Commission File No. 1-32386):

  •
  Annual Report on Form 10-K for the year ended December 31, 2005.

  •
  Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

  •
  Current Reports on Form 8-K dated January 26, 2006, March 17, 2006, May 9, 2006 (Items 1.01 and 9.01 only) and May 31, 2006 (Items 1.01, 2.01 and 9.01 only) and Form 8-K/A dated May 31, 2006 (including our pro forma financial statements as of and for the three months ended March 31, 2006 and for the year ended December 31, 2005 included therein).

  •
  Definitive Proxy Statement on Schedule 14A filed on March 21, 2006.

  •
  The description of our capital stock contained in our Registration Statement on Form 8-A filed on December 14, 2004.

        We are also incorporating by reference any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the time that we sell all of the securities offered by this prospectus supplement. In no event, however, will any of the information that we "furnish" to the SEC in any Current Report on Form 8-K from time to time in the future be incorporated by reference into, or otherwise included in, this prospectus supplement.

        You may obtain a copy of any of the documents referred to above (other than exhibits unless that exhibit is specifically incorporated by reference) at no cost by written or oral request to:

Spirit Finance Corporation
14631 N. Scottsdale Road, Suite 200
Scottsdale, Arizona 85254
Attn: Secretary
(480) 606-0820

        We maintain a web site at www.spiritfinance.com. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus supplement or any other document we file with or furnish to the SEC.

15,000,000 Shares

Spirit Finance Corporation

Common Stock

PROSPECTUS    SUPPLEMENT

                        , 2006

Citigroup
Banc of America Securities LLC
Wachovia Securities
Credit Suisse
Goldman, Sachs & Co.
Robert W. Baird & Co.
Raymond James